INSIDER TRADING POLICY

1.	INTRODUCTION
This policy provides detailed information about the treatment of material, non-public information related to the EZCORP, Inc. and its wholly owned subsidiaries and affiliates (the “Company”) and the rules pertaining to such information with which all directors, officers, employees, contractors, and consultants are expected to comply.

2.	DEFINITIONS

Material Information - Information is material if there is a substantial likelihood a reasonable investor would consider the information as significantly altering the total mix of information available. Thus, information may be material if it is likely that a reasonable investor would consider it important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. Examples of information that could be, but is not necessarily, material are:
•Financial results (annual, quarterly or otherwise), including earnings that are inconsistent with the Company’s consensus expectations of the investment community or guidance, if any;
•Projections of future earnings or losses, or other earnings guidance;
•A pending or proposed merger, acquisition or tender offer;
•A pending or proposed acquisition or disposition of a significant asset;
•A change in dividend policy, declaration of stock split or other offering of securities;
•Significant changes in the Company’s credit ratings;
•Significant corporate events, including material cyber, data or personnel matters;
•Major personnel changes ,particularly departures or elections of executive officers or certain directors;
•Development of a significant new product, service or process;
•Impending bankruptcy or the existence of severe liquidity problems;
•The gain or loss of a significant customer or supplier; and
•Significant actions or threats of actions by regulatory bodies or litigation related to the Company.
If you are uncertain whether the information is material, please consult with the Chief Legal Officer.
Non-Public Information – Information is “non-public” if it has not been previously disclosed to the general public and is otherwise not generally available to the investing public. In order for information to be considered “public,” it must be widely disseminated in a manner making it generally available to the investing public with enough time for the investing public to absorb the information fully.

3.	POLICY
3.1
Prohibited Transactions. It is the policy of the Company that no director, officer, employee, contractor or consultant of the Company who is aware of Material, Non-Public Information relating to the Company may, directly or through Related Persons (as defined below), (a) engage in any transaction in the Company’s securities, including by buying, selling or gifting securities of the Company, or (b) disclosing or tipping that information, either directly or indirectly, on to others outside the Company who may transact in the Company’s securities, except as permitted by this policy.
In addition, it is the policy of the Company that no director, officer or other employee or consultant of the Company who, in the course of working for the Company, learns of Material, Non-Public Information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company’s securities until the information becomes public or is no longer material

3.2
Mandatory Advance Notification and Approval Procedures
All directors and officers and their Related Persons (each a “Covered Person”) are subject to the mandatory advance notification and approval requirements. Any Covered Person who intends to transact in the Company’s securities must review the proposed transaction in advance with the Chief Legal Officer or their designee (trading@ezcorp.com).
You should provide the Chief Legal Officer with information regarding the type of transaction and the number of shares involved, and either confirm that you possess no Material, Non-Public Information concerning the Company or inform the reviewer of any circumstances that you believe could present an issue in that regard. The reviewer will subsequently contact you in writing to communicate any position the Company has on the proposed transaction. You may not engage in the transaction unless you receive approval from the Chief Legal Officer. If you receive approval but you do not execute the transaction within four business days after the transaction is reviewed and approved, you should check with the reviewer again before entering into the transaction. Please allow sufficient time (at least two business days) for consideration of a proposed transaction under the advance notification and approval requirements.
The clearance of a proposed transaction by the Chief Legal Officer does not constitute legal advice or otherwise acknowledge that you do not possess Material, Non-Public Information. You must ultimately make your own judgments regarding, and are personally responsible for determining, whether you are in possession of m Material, Non-Public Information.
The existence of the foregoing approval procedures does not obligate the Company to approve any transaction involving Company securities. The Chief Legal Officer may reject any approval request in their discretion, subject to review by, and the discretion of, the Chief Executive Officer.

3.3
Blackout Periods
The Company has designated blackout periods when it is more likely that you have Material, Non-Public Information. You may not trade in the Company’s securities during any of these designated blackout periods. These blackout periods begin on the 16th day of the last month of each quarter (December 16, March 16, June 16, and September 16) and continue until two business days after the Company’s earnings announcement.
The Company may make an announcement of material information not related to periodic earnings. In this case, you should not trade in the Company’s securities for two business days after the announcement. Depending on the particular circumstances, the Company may determine that a longer or shorter blackout period should apply to the release of Material, Non-Public Information. If you have any questions about whether the information is public or about designated blackout periods, you must consult with the Company’s Chief Legal Officer.

3.4
Additional Restrictions in Specific Circumstances
From time to time, the Company may recommend or require that directors, officers, selected employees and others refrain from trading because of developments known to the Company and not yet disclosed to the public. In such a case, the persons so advised should not engage in any transaction involving the Company’s securities until advised that the restriction has been terminated and should not disclose to others inside or outside of the Company the fact that the Company has imposed a trading restriction.

3.5
No Safe Harbor
The existence of blackout periods and situation-specific trading restrictions should not be considered a safe harbor for trading during other periods, and all directors, officers and other employees or consultants should use good judgment at all times.

3.6
Transactions by Related Persons
This policy also applies to anyone who lives in your household, any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company’s securities), and entities over which you have actual control, directly or indirectly (collectively, “Related Persons”). You are responsible for the transactions of these Related Persons and therefore should make them aware of the need to confer with you before they trade in the Company’s securities.

3.7
Permitted Transactions
Regardless of whether you are in possession of material, non-public information, the following transactions are permitted by this Policy, except as specifically noted:
•Restricted Stock Awards: This policy permits the grant or vesting of an award of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. This policy does not permit, however, any market sale of restricted stock.

•Rule 10b5-1 Plans: This policy permits transactions made pursuant to a Rule 10b5-1 Plan. A “Rule 10b5-1 Plan” is a written plan for transacting in the Company securities that, at the time it is adopted or modified, conforms to all of the requirements of Rule 10b5-1 as then in effect. Everyone must obtain authorization from the Chief Legal Officer before entering into or modifying a Rule 10b5-1 Plan. Transactions made under an approved Rule 10b-5 Plan are not subject to quarterly trading restrictions or pre-clearance requirements.

•Stock Option Exercises: This policy permits the exercise or settlement of an employee stock option or other stock-based compensation acquired pursuant to a Company stock option plan, or to the exercise of a tax withholding right or net settlement pursuant to which the Company withholds shares subject to an option to satisfy tax withholding requirements or the exercise price. This policy does not permit, however, any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

•401(k) Plan: This policy permits purchases of Company stock in a 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election and elections to suspend entirely future payroll deductions designated for the purchase of Company common stock through any Company 401(k) plan. This policy does not permit, however, certain elections you may make under a 401(k) plan, including (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, and (d) your election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

•Approved Transactions: Any transaction approved in writing in advance by the Chief Legal Officer, subject to the terms of the requestor’s disclosure.

3.8
Additional Prohibited Transactions
No one may engage in any of the following transactions:
•Post-Termination Transactions: This policy continues to apply to your transactions in the Company’s securities even after you have terminated employment. If you are in possession of Material, Non-Public Information when your employment terminates, you may not trade in the Company’s securities until that information has become public or is no longer material.

•Other Transactions: Other transactions in the Company’s securities that are barred by any other Company policy, including as described in the Company’s Derivative Trading Policy.

3.9
Duty to Report
Any director, officer or other employee or consultant who violates this policy or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other employee, officer or director, must report the violation immediately to the Chief Legal Officer. Upon learning of any such violation, the Chief Legal Officer, in consultation with the Company’s Chief Executive Officer and Chief Financial Officer, will determine whether the Company should release any Material, Non-Public Information or whether the Company should report the violation to the U.S. Securities and Exchange Commission or other appropriate governmental authority.

4.	SCOPE
This policy applies to all directors, officers, employees, consultants, and contractors of the Company. As noted above, this policy also applies to Related Persons of the aforementioned parties.

5.	COMPLIANCE
The Legal Department is responsible for administering and enforcing the policy.
Failure to comply with this policy may subject a director, officer, employee, contractor or consultant to civil or criminal penalties. Violations of this policy also may result in Company-imposed sanctions, including disciplinary action, up to and including termination.
A violation of this policy is not necessarily the same as a violation of law. The Company reserves the right to determine, in its own discretion and on the basis of the information available to it, whether this policy has been violated. The Company may determine that specific conduct violates this policy, whether or not the conduct also violates the law. It is not necessary for the Company to await the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action
Any person who has a question about this policy or its application to any proposed transaction may obtain additional guidance from the Chief Legal Officer by contacting trading@ezcorp.com. Ultimately, however, the responsibility for adhering to this policy and avoiding unlawful transactions rests with the individual employee.
Directors and officers are subject to additional restrictions on their transactions in Company securities, which are described in a separate memorandum.

6.	APPROVED BY This policy was approved by the Executive Committee. The policy will be reviewed periodically and updated as needed.